1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison m. fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

September 5, 2018

Mr. Dominic Minore

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re:	The Latin American Discovery Fund, Inc. (the “Fund”)

(File No. 811-06574)

Dear Mr. Minore:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on August 20, 2018 relating to the Special Meeting of Stockholders (the “Meeting”) of the Fund, being held to consider and act upon a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of the Fund. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s Proxy Statement on its behalf. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about September 5, 2018. Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.	Please revise the disclosure to include the minimum number of Stockholders required to be present, whether in person or by proxy, in order to conduct business with respect to the Fund (i.e., quorum).

Response 1.      The disclosure has been revised accordingly.

Comment 2.	Please revise the disclosure to include the estimated amount of the per share liquidating distribution as of a recent date had the liquidation occurred on that date.

Response 2.      The disclosure has been revised accordingly.

Comment 3.	Please revise the disclosure to clarify whether the Fund expects any issues in liquidating its portfolio securities at market value in a timely fashion.

Response 3.      The disclosure has been revised accordingly.

Comment 4.	Please supplementally confirm that the Fund will continue to stay current on all applicable filing obligations.

Response 4.       We hereby confirm that the Fund will continue to stay current on all applicable filing obligations.

Comment 5.	Please supplementally confirm that the Fund will use all reasonable efforts to locate Stockholders entitled to receive the liquidating distribution.

Response 5.      We hereby confirm that the Fund will use all reasonable efforts to locate Stockholders entitled to receive the liquidating distribution.

Comment 6.	Please supplementally confirm that the Fund will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Response 6.       We hereby confirm that the Fund will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Comment 7.	Please revised the disclosure to include an estimate of solicitation costs (those incurred pre-Meeting) and liquidation costs (those incurred post-Meeting).

Response 7.      The disclosure has been revised accordingly.

Comment 8.	Please supplementally confirm whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Response 8.      We hereby confirm that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Comment 9.	Please supplementally confirm that the Fund will file an application for deregistration on Form N-8F at the appropriate time.

Response 9.      We hereby confirm that the Fund will file an application for deregistration on Form N-8F at the appropriate time.

Comment 10.	Please revise the disclosure to include a general discussion of tax consequences of the liquidation with respect to individual retirement accounts.

Response 10.      The disclosure has been revised accordingly.

Comment 11.	Please revise the disclosure to include as of a more recent date the Fund’s current assets and NAV. Please also include the Fund’s NAV as of a recent date giving effect to the full solicitation and liquidation costs as liabilities of the Fund.

Response 11.       The disclosure has been revised accordingly.

Comment 12.	Please revise the disclosure to clarify whether the Adviser can recoup fees waived in prior years.

Response 12.      The disclosure has been revised accordingly.

Comment 13.	Please supplementally confirm that, at any adjournment or postponement of the Meeting, the proxies will vote in the manner directed by the proxy card submitted at the original Meeting.

Response 13.      We hereby confirm that, at any adjournment or postponement of the Meeting, the proxies will vote in the manner directed by the proxy card submitted at the original Meeting.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/Allison Fumai

Allison Fumai

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